News for Immediate Release

Electrovaya Announces Q1 FY 2022 - December 31, 2021 Earnings Release

and Conference Call to Discuss the Quarterly Financial Results

Toronto, Ontario - February 8, 2022 - Electrovaya Inc. (TSX: EFL) (OTCQB:EFLVF) today announced that it will release the financial results for the quarter ended December 31, 2021 on Monday February 14th, 2022 after the markets close. CEO Dr. Sankar Das Gupta and EVP & CFO Richard Halka will host a conference call on Tuesday February 15th, 2022 at 8:00 a.m. Eastern Time (ET) to discuss the results and provide a business update.

Conference Call Details:

The Company will hold a conference call on February 15, 2021 at 8:00 a.m. Eastern Time (ET) to discuss the December 31, 2021 quarter end financial results and to provide a business update.

US and Canada toll free: 877-407-8291

International: + 1 201-689-8345

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on February 15, 2021 through March 1, 2022. To access the replay, the U.S. dial-in number is (877)-660-6853 and the non-U.S. dial-in number is +1 (201)-612-7415. The replay conference ID is 13727091

For more information, please contact:

Investor Contact:

Jason Roy

Director, Investor Relations & Communications

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) designs, develops and manufactures proprietary Lithium Ion Super Polymer® batteries, battery systems, and battery-related products for energy storage, clean electric transportation and other specialized applications. Electrovaya is a technology focused company with extensive IP. Headquartered in Ontario, Canada, Electrovaya has production facilities in Canada with customers around the globe. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.